USA VIDEO INTERACTIVE CORP.

02028431

April 4, 2002

BEST AVAILABLE CO

SUPPL

02 APR 16 AM 11:41

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
☎(604) 685-1017
Fax (604) 685-5777

Corporate Update: USA Video Interactive Corp.

Mystic, Connecticut – April 4, 2002 – The purpose of this update is to share with you our perspective on the present operating status of USA Video Interactive Corporation (OTCBB: USVO; CDNX: US; BSE/Frankfurt: USF; www.usvo.com) and its outlook for the future.

It has been over a year and a half since USVO responded to a radically changing commercial business environment and reengineered our products and services. As we progressed down that path, we attracted and hired a new senior management team and some of the best technical and operational talent available, and we implemented business processes and procedures around the fulfillment of our products and services.

The result is StreamHQ™, an Internet infrastructure and application suite that provides our clients with innovative products and services, such as Zmail and mediaClix™, as well as security, reliability, and support.

StreamHQ™ is a scalable infrastructure for a suite of web-based applications with features and functions customized to the needs of various vertical markets. Because it is web-based and application-driven, its look and feel can be completely different for each of the markets that it serves, opening tremendous potential to provide additional market-customized applications. StreamHQ™ is USVO's primary value proposition and the basis for our growth and success.

As sales of Zmail, mediaClix™, and other services and products are continuing, we are exploring the best near-term opportunities to leverage more of the basic capabilities of StreamHQ™ to deliver increased sales revenues. Our market analysis has shown that there is a significant demand for integrated services that help customers who are new to on-line marketing build a successful Internet communications program. StreamHQ™ is highly adaptable, enabling us to rapidly launch a comprehensive email marketing campaign management system.

In brief, the USVO campaign management system provides clients with a turnkey email marketing solution for building and managing their own email databases. This enables clients to target their customers with email communications and/or dynamically generated web pages. Client-customer interaction occurs in near real-time because, as user activities occur, StreamHQ™ captures and records them directly into the client's database. Responses and subsequent communications can be targeted accurately and delivered in a timely manner. Zmail and mediaClix™ can be sold either as components of the campaign management system or as a stand-alone products. We expect to begin to see sales revenue from campaign management system services in the coming quarters.

In addition, USVO has a comprehensive roadmap for StreamHQ™ where our Zmail, mediaClix™, and campaign management software fit into a unified Internet Customer Relationship Management (iCRM) architecture. StreamHQ™ is also designed to spawn numerous products targeted at a variety of market verticals, including education and corporate training.

Beyond our StreamHQ™ initiatives, we are continuing the defense of our pioneering patent for storing and forwarding video over a switched network, and steps are being taken to ensure that we get the maximum value from this patent.

Well in advance of the StreamHQ™ launch, USVO targeted the advertising and direct marketing industries as its first market vertical, because they were experiencing rapid growth in the application of new media technologies. The business downturn of these industries, exacerbated by the events of September 11th, created a very challenging economic climate in which to introduce new media services. Nonetheless, we have obtained several high-profile clients and are realizing repeat business and larger service orders, thus confirming our conviction that we provide a significant value proposition. Though sales have not materialized as quickly as anticipated, they are on the rise. It will take disciplined execution of our business plan in order for the company to attain profitability from its ongoing sales and product development initiatives.

In all of these endeavors, our commitment to you, our shareholders, is to build lasting value in the company, value that will reward you for your investment. Toward that end, you can expect periodic communications to keep you up to date on our progress.

Edwin Molina
President and CEO

About USA Video Interactive
USVO is a developer and supplier of Internet streaming video and video on demand services. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added streaming media services. USVO holds the pioneering patent for store-and-forward video (number 5,130,792), and holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information on USA Video Interactive, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin and Frankfurt Stock Exchanges: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, (800)-625-2200; kyorio@usvo.com